Exhibit 99.131

APHRIA’S AUSTRALIAN-BASED PARTNER ALTHEA LISTS ON THE ASX IN AUD$19.65M IPO

Aphria maintains 25% holding in Althea and existing supply agreement

Leamington, Ontario — September 20, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that its Australian-based partner Althea Company Pty Ltd. (“Althea” or the “Australian Company”) has successfully completed the fund raising for its proposed listing on the Australian Securities Exchange (“ASX”) via an Initial Public Offering (“IPO”). Demand for shares in Althea significantly exceeded the proposed maximum fund raising under the IPO of AUD$19.65 million.

Aphria took a cornerstone position in the IPO by subscribing for an additional 17 million shares which has resulted in a 25% holding in Althea (AUD$3.4 million investment). Having previously invested AUD$5 million in pre-IPO funding, Aphria continues to be hands-on in support of Althea’s growth strategy in Australia.

Through a previously announced exclusive supply agreement with Aphria, Althea commenced importing and supplying five co-branded medicinal products to eligible patients in Australia in cannabis oil and dried flower form, generating sales revenue starting in May 2018.

“We are thrilled that our Australian partner has successfully listed on the ASX, and we are looking forward to continuing our work with Althea to realize the market’s potential and ensure that Australian patients have access to high-quality medical cannabis,” said Gregg Battersby, Vice President of Commercial Strategy at Aphria.

“Althea’s aim is to educate and support patient access to medicinal cannabis in Australia and our measured three-stage growth plan supports our vision to become a leading and trusted medicinal cannabis brand,” said Joshua Fegan, CEO and Managing Director of Althea.

“Funds from the IPO will enable Althea to increase brand awareness for our co-branded medicinal cannabis products in the medical community and also fund the design, construction, commissioning and completion of a fully scalable 4,080m2 medicinal cannabis cultivation, extraction and manufacturing facility,” Fegan added.

“Althea wish to acknowledge the ongoing support received from our Canadian partner Aphria, whose dedication to the Australian medicinal cannabis market is unrivalled.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Althea

Althea was founded in Melbourne in 2017 with a view to acquiring the necessary licences and permits to import, cultivate, produce and supply medicinal cannabis for eligible patients across Australia. Through strategic supply and distribution partnerships, Althea has been able to commence sales of five Althea branded medicinal cannabis products in Australia.

Althea’s focus on patient care underpins its business strategy and its innovative web-based platform and mobile application, known as Althea Concierge, is designed to educate and support patient access to medicinal cannabis in Australia. Althea has also engaged a team of medical science liaisons to assist medical practitioners to become prescribers, and pharmacists to become suppliers, of Althea products.

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications, Aphria

tamara.macgregor@aphria.com

437-343-4000

Mandy Caplan

Keep Left, on behalf of Althea

mandy@keepleft.com.au

03 9268 7800

Georgia Harrison

Keep Left, on behalf of Althea

georgia@keepleft.com.au

03 9268 7800

Joshua Fegan

CEO and Managing Director, Althea

contact@althea.com.au

1300 70 20 20

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.